Filed by FCB Financial Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: FCB Financial Holdings, Inc.
Commission File No.: 001-36586

Letter to Personal-Retail Customers

July 24, 2018

Mr./Ms. [FCB Customer]
Title
Company Name
123 Main St.
Anywhere, FL 33016

Dear Mr./Ms. Personal-Retail Customer:

Great news!

Today, July 24, 2018, Florida Community Bank (FCB) entered into an agreement to combine with Synovus Financial Corp in order to better serve you with even more financial products and access to over 300 banking centers. This proposed combination of two premier Southeastern banks into Synovus will make your bank the fourth largest regional bank in the southeastern United States and combines the #8 best bank in America among the 100 largest, as ranked by Forbes, with the most “Most Reputable Bank” in the U.S. in the annual Survey of Bank Reputations conducted by Reputation Institute and published by American Banker.

As President and Chief Executive Officer of FCB, it is my distinct privilege to share with you this exciting announcement, as this proposed partnership enhances our financial strength and product suite, and when coupled with our client centric approach centered on speed to market, access to local decision makers, long-standing relationships and high touch delivery system, makes FCB truly stronger than ever.

I am pleased to report that Synovus and FCB share similar qualities.  We both offer our valued customers a level of personalized service that only a community bank can provide — from tellers who greet you by name, to experienced managers who take the time to understand your specific financial needs. In fact, many of the familiar faces you know and trust will be on hand to address your personal banking needs.

Be assured that we will work to make this combination a seamless one, so that you can continue to expect the same great service, plus an even greater range of robust banking solutions to choose from and nearly 100 locations across the state.

What can you expect in the near-term?

•  Florida Community Bank will continue to operate business as usual and we and Synovus will continue to operate as independent companies pending completion of the transaction, which is subject to customary shareholder and regulatory approvals.  Rest assured there will be no disruption to your banking.

•  Upon completion of the proposed transaction, we will send timely updates regarding new account features and banking services and access to additional locations throughout the state.

Once the proposed transaction is complete and the banking systems are fully integrated, you will also gain access to the full menu of Synovus banking services, including a full Mortgage platform, online and mobile banking with People Pay, and remote deposit capture. I am confident that you’ll be very pleased with the enhanced services, added convenience and financial strength that will result from this proposed transaction.

We look forward to serving you for many years to come.

Kent S. Ellert
President and Chief Executive Officer
Florida Community Bank

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

 A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC.  Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FloridaCommunityBank.com

EQUAL HOUSING LENDER

MEMBER FDIC

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.